

August 8, 2013

Via E-mail
Peter F. Sannizzaro
Principal Accounting Officer and Senior Vice President
Hartford Life Insurance Company
200 Hopmeadow Street
Simsbury, CN 06089

Re: **Hartford Life Insurance Company**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 13, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 2, 2013
File No. 001-32293

Dear Mr. Sannizzaro:

We have reviewed your July 15, 2013 response to our July 3, 2013 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1. You submitted your correspondence on EDGAR under the CIK number of your parent, The Hartford Financial Services Group, Inc. Please resubmit your correspondence under your personalized EDGAR CIK number and request the prior correspondence to be deleted from EDGAR. You can find instructions on how to request a deletion of a document at www.sec.gov/info/edgar/cfedgarguidance.htm.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Investment Results

Net Investment Income, page 26

2. We acknowledge your response to our comment 1 and your proposed revised disclosure related to the expected effect on your net investment income. In your risk factor on page 9 you indicate that a sustained low interest rate environment could result in lower margins, increased pension expense and lower estimated gross profits on certain products. Please revise your proposed disclosure to be included, in MD&A, in future periodic reports that discloses and quantifies the expected effects on your margins, pension expense and gross profits on certain products.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Statutory Surplus, page 65

3. We acknowledge your response to our comment 5. You indicate that you retain all assets related to the ceded liabilities in your arrangement with WRR. Please tell us whether you pay a ceding commission to WRR and, if so, when you pay it. To the extent you retain all premiums received until the underlying obligation is settled, please provide us proposed disclosure to be included in future periodic reports that highlights the beneficial impact on your liquidity. In addition, please provide us disclosure, consistent with your response, to be provided in future periodic reports that indicates:
   - That your use of affiliated captives does not impact your reserving methodologies or your statutory capital and statutory capital requirements;
   - That your ultimate parent is obligated to make capital contributions to you to settle any outstanding receivables from WRR if it should be unable to fund its obligation and the maximum amount of your parent's obligation.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant